Exhibit (12)(a)
CMS ENERGY CORPORATION
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Millions of Dollars)

	Year Ended December 31
	2007	2006	2005	2004	2003
	(b)	(c)	(d)	(e)
Earnings as defined (a)
Pretax income from continuing operations	$(310)	$(427)	$(766)	$96	$69
Exclude equity basis subsidiaries	(22)	(14)	(17)	(88)	(41)
Fixed charges as defined	483	528	533	639	663

Earnings as defined	$151	$87	$(250)	$647	$691

Fixed charges as defined (a)
Interest on long-term debt	$406	$483	$506	$560	$531
Estimated interest portion of lease rental	23	8	6	4	7
Other interest charges	54	37	21	75	125

Fixed charges as defined	$483	$528	$533	$639	$663
Preferred dividends	12	11	10	11	15

Combined fixed charges and preferred dividends	$495	$539	$543	$650	$678

Ratio of earnings to fixed charges	—	—	—	1.01	1.04

Ratio of earnings to combined fixed charges and preferred dividends	—	—	—	—	1.02

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.
(b) For the year ended December 31, 2007, fixed charges exceeded earnings by $332 million. Earnings as defined include $204 million in asset impairment charges and a $279 million charge for an electric sales contract termination.
(c) For the year ended December 31, 2006, fixed charges exceeded earnings by $441 million. Earnings as defined include $459 million of asset impairment charges.
(d) For the year ended December 31, 2005, fixed charges exceeded earnings by $783 million. Earnings as defined include $1.184 billion of asset impairment charges.
(e) For 2004, fixed charges, adjusted as defined, include $25 million of interest cost that was capitalized prior to 2004 and subsequently expensed in 2004